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                                                                       EXHIBIT 2

FOR:      Encore Medical Corporation                    FOR IMMEDIATE RELEASE
CONTACT:  Harry L. Zimmerman, Executive
          Vice President - General Counsel
          (512) 832-9500

                 ENCORE MEDICAL CORPORATION SECURES NEW FUNDING

Austin, Texas - June 13, 2001 - Encore Medical Corporation (ENMC-Nasdaq) announced today that it had completed the sale of its Series A Preferred Stock which raised over $13 million of new equity funding. The sale, primarily to a group of funds managed by Galen Partners of New York, provides the initial financing necessary for Encore to implement its announced strategy of growth through strategic acquisitions in the orthopedic industry.

The sale of the preferred stock was overwhelmingly approved by the current shareholders of Encore at their annual meeting. As a result of the new investment in Encore, Galen will be appointing two members to the Board of Directors of Encore, bringing the total size of the Board to ten.

Kenneth Davidson, Chairman and Chief Executive Officer of Encore, stated, "We are very excited about this development. We know that there are a number of potential acquisitions out there, but to complete them, capital is needed. With this investment by Galen, we not only received a significant amount of funds, but we have a new partner that will bring a level of expertise and financial sophistication to the Company that we can use as we grow. The people at Galen have already been supportive of our efforts to identify and move towards consummation of acquisitions, even before their money was actually invested. These are the type of partners that we have been looking for."

Zubeen Shroff, a General Partner of Galen Partners, added, "We have watched Encore for several years. We were initially impressed with the management team that was leading the core business and the opportunity to use this company as a platform to grow a strong orthopedic company. With the addition of Ken Davidson, we are very excited to get an opportunity to invest in Encore. His proven track record of growth through strategic acquisitions brings the skill set, contacts, and leadership that is needed to accomplish the Company's new strategy. Ken and his management team have the wherewithal to find, acquire and integrate companies to grow Encore to over $100 million in sales in the near future."

Encore Medical Corporation (www.encoremed.com) is engaged in the design, manufacturing, marketing, and distribution of orthopedic products around the world. Reconstructive total joint implants for the hip, knee and shoulder, as well as specialty trauma products and spinal products are Encore's core business. Its principle operating subsidiary is Encore Orthopedics, Inc.

Galen Partners (www.galen-partners.com) invests exclusively in emerging healthcare companies with superior management, the potential for market leadership and the prospect for outstanding financial performance. Galen Partners provides investment advisory services exclusively for the Galen Partners' Limited Partnerships. The pool of prestigious institutional investors in the partnerships includes corporate and state pension funds, insurance companies and endowment funds, augmented by capital provided by the principals of Galen. Since inception in 1990, Galen has helped to create, through its portfolio of investments, businesses that today have attained an aggregate market value exceeding $6 billion.

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Except for the historical information contained herein, the matters discussed are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as quarterly fluctuations in operating results, the identification and consummation of appropriate acquisitions, the integration of those acquisitions, and other risks and uncertainties set forth in the Company's filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein.